Filed by Commonwealth
Telephone Enterprises, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-6(b) of
the Securities Exchange Act of 1934

Subject Company: Commonwealth
Telephone Enterprises, Inc.
Commission File No.: 333-138483

The following letter was sent to CTE employees:

January 12, 2007

Dear Colleagues,

Consistent with our commitment to keep you informed about the transaction between Citizens and CTE, we are today providing additional information about certain HR issues identified as “high priority.” We know that you have raised questions concerning bridging of service; benefit continuation for CTE employees severed as a result of the acquisition; benefits enrollment period; and the medical provider.

Let’s take those in the order presented:

1)	Bridging of service: Citizens will bridge the service of CTE employees after the closing. This will include honoring the terms of any labor agreement or plan provisions governing the bridging of service. Bridging affects a number of HR programs, including vacation, seniority, severance and retirement.

2)	Benefit continuation and severance: For the first 12 months following the close of the transaction, Citizens will provide one month of benefit continuation, 100 percent paid by Citizens, for any CTE employee severed as a result of the acquisition. The remaining 17 months of COBRA, as needed, would then be 100 percent paid by the employee.

3)	Benefits enrollment: CTE’s benefit plan year is 7/1 to 6/30; Citizens’ benefit plan year is 1/1 to 12/31. In 2007, CTE will have a benefits plan re-enrollment period of 7/1 to 12/31. Effective 1/1/08, all employees will be on Citizens’ plan year, consistent with the goal of harmonizing the plans between the companies.

4)	Medical provider: CTE will be evaluating the medical providers and negotiating new rates over the next few months. Based on the results of this process, we will provide you an update as soon as it is available, preferably in advance of the enrollment period.

Communications and planning between our companies is on-going, candid and productive. This month, members of the HR Integration Team are meeting in Stamford, Conn. to continue reviewing the needs of the combined operation, further opportunities for process alignment and career opportunities. Following the CTE shareholders’ vote, next steps will be announced, including details of a visit by Citizens’ Senior Leadership Team to Commonwealth on February 5 and 6, 2007.

We encourage all employees to keep the lines of communication open, especially with your managers and supervisors. This helps the Integration Team hear about issues that are important to you.

We are committed to addressing your questions in as much detail as we can; your feedback is critical to our making the integration of our companies a success.

We want to close with some great news that we hope will make you feel good about becoming part of Citizens. Forbes just named Citizens Communications to its Platinum List, the magazine’s annual listing of the 400 Best Big Companies in America. Forbes’ stringent selection criteria encompassed stock market returns, sales and earnings-per-share growth and debt-to-capital ratios in addition to consensus forecasts for long-term earnings growth and accounting and governance scores. This first-time honor for Citizens is a reflection of the employees’ commitment to Citizens’ Mission and Values. We are proud of them and happy to share this news.

Sincerely,

Cecilia K. McKenney Senior Vice President, Human Resources Citizens Communications	Darryl Varnado Vice President, Human Resources Commonwealth Telephone Enterprises, Inc.

Important Information for Investors and Stockholders
Commonwealth Telephone Enterprises, Inc. (the “Company”) and Citizens Communications Company (“Citizens”) were required to file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed merger. On December 19, 2006, the Company filed with the SEC the definitive proxy statement/prospectus, and Citizens filed with the SEC a registration statement on Form S-4, of which the definitive proxy statement/prospectus forms a part. On December 20, 2006, the Company filed with the SEC a revised definitive proxy statement/prospectus, which includes a form of proxy but is otherwise the same as the definitive proxy statement/prospectus filed on December 19, 2006. Investors and stockholders of the Company and Citizens are urged to read the definitive proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information about the proposed merger. Investors and stockholders may obtain these documents free of charge at the web site maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company are available free of charge by directing a request to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations, and documents filed with the SEC by Citizens are available free of charge by directing a request to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations. The definitive proxy statement/prospectus was mailed to stockholders of the Company on or about December 22, 2006.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company, Citizens and certain of their respective directors and executive officers and other members of management and employees are participants in the solicitation of proxies from the stockholders of the Company in connection with the merger. Information about the Company’s directors and executive officers is set forth in the proxy statement for the Company’s 2006 annual meeting of stockholders, which was filed with the SEC on April 19, 2006, and information about Citizens’ directors and executive officers is set forth in the proxy statement for Citizens’ 2006 annual meeting of stockholders, which was filed with the SEC on April 17, 2006. Additional information regarding the interests of such participants is set forth in the definitive proxy statement/prospectus filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “may,” “can,” “believe,”

“expect,” “project,” “intend,” “likely,” similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain the Company’s stockholder approval of the merger; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions. The Company and Citizens undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the Company’s and Citizens’ most recent Form 10-K, 10-Q and 8-K reports.